DRAFT

STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

May __, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:         The Lazard Funds, Inc.
File Numbers:  33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. [69] (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-1A filed with the Securities and Exchange Commission (the "Commission") on behalf of Lazard Multi-Asset Targeted Volatility Portfolio (the "Volatility Portfolio") and Lazard U.S. Equity Value Portfolio (to be renamed Lazard U.S. Equity Concentrated Portfolio, the "Equity Concentrated Portfolio;" each a "Portfolio" and together, the "Portfolios").

The Amendment is marked to show changes made in response to comments of the staff (the "Staff") of the Commission on Amendment No. 66 to the Registration Statement on Form N-1A filed on March 16, 2012 ("Amendment No. 66") that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on April 30, 2012.  Additionally, attached as Exhibit A to this letter is a marked version of the  "Principal Investment Strategies" and  "Principal Investment Risks" sections for the Volatility Portfolio, as the Amendment incorporates additional changes to the Portfolio's disclosure since Amendment No. 66.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus – Volatility Portfolio

Summary Section—Fees and Expenses

1.	Staff Comment: Please confirm whether the line item "Acquired Fund Fees and Expenses" should be added to the Portfolio's fee table, since the Portfolio may invest in ETFs.

Response:  We have been advised by Fund management that it is not currently anticipated that the Portfolio's investments in ETFs will give rise to "Acquired Fund Fees and Expenses" of 0.01% or more and, as such, the requested line item has not been added.

2.
Staff Comment:  Please confirm that, in connection with the expense limitation arrangement described in a footnote to the Portfolio's fee table (the "Expense Limitation Agreement"), the Investment Manager does not retain a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Portfolio's Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

3.
Staff Comment:  Please provide the Staff with more information concerning the Investment Manager's allocation of the Portfolio's investments to equity and debt securities, including whether the Portfolio could be wholly invested in equity or debt securities at any given time.

Response:  While the Portfolio's investment strategies provide the Investment Manager with significant flexibility in the allocation of Portfolio assets, the Investment Manager has advised us that it is not currently anticipated that the Portfolio's assets would be wholly invested in either equity or debt securities at any given time.

4.	Staff Comment: Please confirm if the Portfolio will invest in emerging markets.

Response:  Fund management has advised us that is not currently anticipated that the Portfolio will invest in emerging markets.

5.	Staff Comment: Please confirm to the Staff that derivatives will be used solely for hedging and not for speculation purposes.

Response:  Fund management has advised us that is not currently anticipated that the Portfolio will use derivatives for purposes other than hedging.

Summary Section—Principal Investment Risks

6.
Staff Comment:  Regarding the paragraph describing the risks of derivatives transactions, please review the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) and revise the Portfolio's disclosure of risks of derivatives accordingly.

Response:  The referenced paragraph has been revised to be more limited to specific types of transactions as follows:

Derivatives transactions, including those entered into for hedging purposes such as those in which the Portfolio may engage, may reduce returns or increase volatility, perhaps substantially. Swap agreements, forward currency contracts, over-the-counter options on currencies and structured notes are subject to the risk of default by the counterparty and can be illiquid. These derivatives transactions, as well as exchange-traded options and futures contracts, are subject to many of the risks of, and can be highly sensitive to changes in the value of, the related security, index or currency. As such, a small investment could have a potentially large impact on the Portfolio's performance. Whether or not the Portfolio engages in currency derivatives transactions, the Portfolio may experience a decline in the value of its portfolio securities, in U.S. dollar terms, due solely to fluctuations in currency exchange rates.

Overview

7.
Staff Comment:  Please confirm whether the Portfolio's investment objective may be changed without shareholder approval, and, if so, please add the disclosure required by Item 9(a) of Form N-1A (the "Form").

Response:  The Portfolio's investment objective is a fundamental policy, which cannot be changed without approval by the holders of a majority of the Portfolio's outstanding voting securities (as defined in the 1940 Act) (see "Investment Restrictions––Portfolios Other Than the Realty Portfolios" in the SAI).  As such, the disclosure item required by Item 9(a) of the Form is not applicable.

Prospectus – Equity Concentrated Portfolio

Summary Section—Fees and Expenses

1.
Staff Comment:  Please note that the 0.95% and 1.25% expense limitations described in the fee table in Amendment No. 66 are in place for less than a full year after the effective date of Amendment No. 66, as they expire April 30, 2013 and the effective date of Amendment No. 66 is anticipated to be May 31, 2012.  The Form states that only any "expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement" may be included as line items in the fee table.  As such, please revise the "Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement" line item to include the 1.10% and 1.40% expense limitations that are in place through April 30, 2022.

Response:  Please note that the footnote describing the expense limitations (set forth below) has been revised to reflect that the 0.95% and 1.25% expense limitations will remain in place until June 1, 2013.

Reflects a contractual agreement by Lazard Asset Management LLC (the "Investment Manager") to waive its fee and, if necessary, reimburse the Portfolio until June 1, 2013 to the extent Total Annual Portfolio Operating Expenses exceed .95% and 1.25% of the average daily net assets of the Portfolio's Institutional Shares and Open Shares, respectively, and from June 1, 2013 through April 30, 2022, to the extent Total Annual Portfolio Operating Expenses exceed 1.10% and 1.40% of the average daily net assets of the Portfolio's Institutional Shares and Open Shares, respectively. All limitations on Total Annual Portfolio Operating Expenses are exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses, and excluding shareholder redemption fees or other transaction fees. This agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors (the "Board"), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

2.
Staff Comment:  Please confirm that, in connection with the expense limitation arrangement described in a footnote to the Portfolio's fee table (the "Expense Limitation Agreement"), the Investment Manager does not retain a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Portfolio's Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Example

3.	Staff Comment: Please provide the Staff with information regarding how the Portfolio's expense examples are calculated, given the multiple fee waivers in place.

Response:  Fund management has advised us that the expense examples were calculated using .95% and 1.25% for the first year and 1.10% and 1.40% thereafter (except for the last month of the 10 year period).

Summary Section—Principal Investment Strategies

4.
Staff Comment:  Please confirm supplementally to the Staff that the statement in the first paragraph, "The Portfolio has a concentrated portfolio of investments, typically investing in 15 to 35 companies with market capitalizations generally greater than $1 billion" does not mean that the Portfolio intends to "concentrate" its investments in a particular industry or group of industries.  We note that the Portfolio's fundamental investment restriction number 5 does not permit the Portfolio to concentrate in an industry.

Response:  The Portfolio will not concentrate its investments in a particular industry in violation of fundamental investment restriction number 5.  The use of the word "concentrated" in this context refers to issuer concentration.

Summary Section—Principal Investment Risks

5.	Staff Comment: Please consider adding disclosure addressing the principal risks of investing in small cap companies.

Response:  The following risk disclosure has been added:

Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

The risk disclosure is the same as that used for other portfolios of the Fund that also may invest in small and mid companies.

General

1.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Portfolios' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund, on behalf of each Portfolio, is filed with this letter.

*     *     *     *     *     *     *     *

We are counsel to the Fund and in so acting have prepared the Amendment.  We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5678 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Anna S. Harman
Anna S. Harman

cc:  Janna Manes
EXHIBIT A

Principal Investment Strategies

The ~~Portfolio~~Investment Manager allocates ~~its~~the Portfolio's assets among various U.S. and non-U.S. equity and fixed-income strategies managed by the Investment Manager in proportions consistent with the Investment Manager's evaluation of various ~~factors~~economic and other factors designed to estimate probabilities, including volatility. The Investment Manager will make allocation decisions among the strategies based on quantitative and qualitative analysis ~~through~~using a number of different tools, including proprietary software models and input from the Investment Manager's research analysts.

A principal component of the Investment Manager's investment process for the Portfolio is volatility management. The Investment Manager generally will seek to achieve, over a full market cycle, a level of volatility in the Portfolio's performance of approximately 10%. Volatility, a risk measurement, measures the magnitude of up and down fluctuations in the value of a financial instrument or index over time.

Initially the Investment Manager expects to allocate the Portfolio's assets among the Investment Manager's quantitative equity ~~managed volatility~~, U.S. equity concentrated and U.S. core fixed-income strategies. The quantitative equity ~~managed volatility~~ strategy emphasizes the creation of a low volatility equity portfolio that is expected to meet or exceed index returns while realizing lower risk as measured by the standard deviation of total returns; the strategy generally invests in U.S. and non-U.S. equity securities of companies across all economic sectors without adherence to any market capitalization benchmark. The U.S. equity concentrated strategy consists of listed U.S. equity securities (typically 15 to 35), typically with market capitalizations over $~~1 billion~~350 million, which the Investment Manager believes are financially productive and which are selected through fundamental analysis and accounting validation. The U.S. core fixed-income strategy consists of fixed-income securities of listed U.S. companies selected by the Investment Manager utilizing bottom up and top down analysis.

~~The Investment Manager generally will seek to achieve, over a full market cycle, a level of volatility in the Portfolio's performance of approximately 10% to 100% of the Portfolio's benchmark index, which is a 50/50 blend of the MSCI World Index and the Barclays Capital Global Aggregate Bond Index. Volatility is a statistical measurement of the magnitude of up and down fluctuations in the value of a financial instrument or index over time.~~

The Portfolio may invest in equity securities of U.S. and non-U.S. companies, U.S. and non-U.S. debt securities, currencies and related instruments and structured notes.

The Portfolio also may invest in common stock of exchange-traded open-end management investment companies and similar products, which generally pursue a passive index-based strategy (commonly known as exchange-traded funds or "ETFs").

The Portfolio may invest in securities of any size or market capitalization. The Portfolio is not limited to securities of any particular quality or investment grade and, as a result, the Portfolio may invest significantly in securities rated below investment grade ("junk bonds") or securities that are unrated. Additionally, the Portfolio is not restricted to investments in debt securities of any particular maturity or duration.

The Portfolio may, but is not required to, enter into futures contracts, swap agreements and forward contracts, and may write put and covered call options on securities, indexes and currencies, for hedging purposes.

Principal Investment Risks

The Portfolio's ability to achieve its investment objective depends in part on the Investment Manager's skill in determining the Portfolio's allocation among investment strategies. The Investment Manager's evaluations and assumptions underlying its allocation decisions may differ from actual market conditions. While the Investment Manager generally will seek to achieve, over a full market cycle, the level of volatility in the Portfolio's performance as described above, there can be no guarantee that this will be achieved; actual or realized volatility for any particular period may be materially higher or lower depending on market conditions. In addition, the Investment Manager's efforts to manage the Portfolio's volatility can be expected, in a period of generally positive equity market returns, to reduce the Portfolio's performance below what could be achieved without seeking to manage volatility and, thus, the Portfolio would generally be expected to underperform market indices that do not seek to achieve a specified level of volatility. The value of your investment in the Portfolio will fluctuate, which means you could lose money.

While stocks have historically been a leading choice of long-term investors, they do fluctuate in price, often based on factors unrelated to the issuer's value, such as investor perception.

Non-U.S. securities carry special risks, such as exposure to less developed or less efficient trading markets, political instability, a lack of company information, differing auditing and legal standards, and, potentially, less liquidity. In addition, investments denominated in currencies other than U.S. dollars carry the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held in the Portfolio.

While fixed-income securities are designed to produce a stable stream of income, their prices move inversely with changes in interest rates. Interest rate risk is usually greater for fixed-income securities with longer maturities or durations. The Portfolio's investments in lower-rated, higher-yielding securities are subject to greater credit risk than its higher rated investments. Credit risk is the risk that the issuer will not make interest or principal payments, or will not make payments on a timely basis. Non-investment grade securities tend to be more volatile, less liquid and are considered speculative. If there is a decline, or perceived decline, in the credit quality of a debt security (or any guarantor of payment on such security), the security's value could fall, potentially lowering the Portfolio's share price.

Some debt securities may give the issuer the option to call, or redeem, the securities before their maturity, and, during a time of declining interest rates, the Portfolio may have to reinvest the proceeds in an investment offering a lower yield (and the Portfolio may not benefit from any increase in the value of its portfolio holdings as a result of declining interest rates).

Shares of ETFs in which the Portfolio invests may trade at prices that vary from their net asset values ("NAV"), sometimes significantly. The shares of ETFs may trade at prices at, below or above their most recent NAV.

Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

Structured notes are privately negotiated debt instruments where the principal and/or interest is determined by reference to a specified asset, market or rate, or the differential performance of two assets or markets. Structured notes can have risks of both debt securities and derivative transactions.

Derivatives transactions, including those entered into for hedging purposes such as those in which the Portfolio may engage, may reduce returns or increase volatility, perhaps substantially. Swap agreements, forward currency contracts, over-the-counter options on currencies and structured notes are subject to the risk of default by the counterparty and can be illiquid. These derivatives transactions, as well as ~~the~~ exchange-traded options and ~~other derivatives transactions in which the Portfolio may invest~~futures contracts, are subject to many of the risks of, and can be highly sensitive to changes in the value of, the related security, index or currency ~~or other reference asset~~. As such, a small investment could have a potentially large impact on the Portfolio~~'~~'s performance. Whether or not the Portfolio engages in currency derivatives transactions, the Portfolio may experience a decline in the value of its portfolio securities, in U.S. dollar terms, due solely to fluctuations in currency exchange rates. ~~Use of derivatives transactions, even when entered into for hedging purposes, may cause the Portfolio to experience losses greater than if the Portfolio had not engaged in such transactions.~~

DRAFT THE LAZARD FUNDS, INC. 30 Rockefeller Plaza New York, New York 10112 May __, 2012
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:         The Lazard Funds, Inc. (the "Fund")
File Numbers:  33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By: /s/ Tamar Goldstein
Tamar Goldstein
Assistant Secretary